Prospectus Supplement No. 6	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 4, 2023)	Registration No. 333-266435

FaZe Holdings Inc.

Up to 5,923,333 Shares of Common Stock (for issuance)

Up to 46,980,651 Shares of Common Stock (for resale)

Up to 173,333 Warrants to Purchase Shares of Common Stock (for resale)

This prospectus supplement relates to the prospectus, dated May 4, 2023 (as amended and supplemented, the “Prospectus”), related to the issuance by us of up to 5,923,333 shares of common stock, par value $0.0001 (“Common Stock”), of FaZe Holdings Inc., a Delaware corporation ( “FaZe”), consisting of (i) shares of Common Stock issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus) that were issued upon the separation of the Private Placement Units (as defined in the Prospectus) that were issued in a private placement simultaneous with the IPO (as defined in the Prospectus) and (ii) shares of Common Stock issuable upon the exercise of the Public Warrants (as defined in the Prospectus) that were issued to stockholders as part of the units issued in the IPO. The Prospectus also relates to the resale by certain Selling Holders (as defined in the Prospectus) of: (1) up to 46,980,651 shares of Common Stock, consisting of (i) 24,886,691 shares of Common Stock issued to pre-Business Combination (as defined in the Prospectus) securityholders of Legacy FaZe (as defined in the Prospectus) in connection with the Business Combination, (ii) 520,000 shares of Common Stock issued upon the separation of the Private Placement Units that were issued in a private placement simultaneous with the IPO, (iii) 8,571,060 shares of Common Stock issued in the PIPE Investment (as defined in the Prospectus), (iv) 4,312,500 shares of Common Stock converted from the Founder Shares (as defined in the Prospectus), (v) 8,517,067 shares of Common Stock issuable upon the exercise of those Legacy FaZe Options (as defined in the Prospectus) that converted into FaZe stock options in connection with the Business Combination and (vi) 173,333 shares of Common Stock that may be issued upon exercise of the 173,333 Private Placement Warrants; and (2) up to 173,333 Private Placement Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Current Report on Form 8-K/A, which was filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “FAZE” and “FAZEW,” respectively. On June 22, 2023, the closing price of our Common Stock on Nasdaq was $0.46 per share and the closing price of our Warrants on Nasdaq was $0.02 per Warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2023

FAZE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	84-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 N. Cahuenga Blvd. Los Angeles, CA	90038
(Address of principal executive offices)	(Zip Code)

(818) 688-6373

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FAZE	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one share of common stock	FAZEW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Amendment”) is being filed by Faze Holdings Inc. (the “Company”) to amend the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2023 (the "Original Report"), solely to supplement Item 5.02 of the Original Report to include updated disclosure regarding (1) the resignation of the Company’s President and Chief Operating Officer and (2) the appointment of the President of FaZe Clan, Inc. (“FaZe Clan”) and the Company’s Chief Operating Officer. This Amendment does not otherwise amend, update or change any other disclosure contained in the Original Report.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) Resignation of President and Chief Operating Officer

As previously reported on the Original Report, on May 11, 2023, Zach Katz resigned from his position as President and Chief Operating Officer of the Company, effective May 31, 2023 (the “Separation Date”). In connection with Mr. Katz’s resignation, the Company and Mr. Katz entered into a Separation and Release of Claims Agreement, dated as of May 31, 2023 (the “Separation Agreement”), The Separation Agreement provides that Mr. Katz will receive, subject to his execution of a general release of claims against the Company, (i) a lump sum severance payment in an amount equal to his annual base salary, (ii) payment of COBRA health insurance premiums for continuation of the coverage in effect on the Separation Date for Mr. Katz and his spouse and dependents for the lesser of twelve (12) months or the maximum COBRA continuation period, and (iii) full vesting of the 813,223 shares of restricted common stock of the Company granted to Mr. Katz on May 10, 2022, to the extent not already vested, subject to tax withholding.

The Separation Agreement also includes a release of claims, confidentiality, non-solicitation, non-disparagement and other provisions customary for an agreement of this type.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement. A copy of the Separation Agreement is expected to be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2023.

(c) Appointment of President and Chief Operating Officer

As previously reported on the Original Report, on May 11, 2023, the Company appointed Erik Anderson to the role of President of FaZe Clan, Inc., effective May 31, 2023. In connection with Mr. Anderson’s promotion, he received an award of 450,000 performance shares, each representing a contingent right to receive one share of the Company’s common stock, 300,000 of which will vest upon the Company’s common stock achieving a specified price per share and the remaining 150,000 of which will be earned upon the Company’s common stock achieving a specified price per share and subject to vesting in twelve equal monthly installments from the date of issuance.

Also as previously reported on the Original Report, on May 11, 2023, the Company appointed Christoph Pachler, the current Chief Financial Officer of the Company, to the additional role of Chief Operating Officer of the Company, effective May 31, 2023.

On May 31, 2023, in connection with Mr. Pachler’s appointment to his additional role, the Company and Mr. Pachler agreed to the following compensation terms, which will be reflected in an amendment to Mr. Pachler’s employment agreement with the Company (the “Amended Employment Agreement”):

•	an increase in his annual base salary to $440,000 from $375,000, effective May 31, 2023;
•	a guaranteed cash bonus for 2023 equal to 100% of his base salary subject to Mr. Pachler not resigning prior to December 31, 2023;
•	the terms of the restricted stock award granted to Mr. Pachler on November 21, 2022 for 520,000 shares were amended to provide that 173,328 shares fully vested on May 31, 2023, and the remaining 346,672 shares vest in equal monthly installments starting from June 30, 2023 through September 30, 2024 (previously, 186,667 shares would vest in two equal installments on September 30, 2023 and 2024, and the remaining shares were subject to performance-based vesting);
•	an additional award of 800,000 restricted stock units that will vest in equal monthly installments through December 31, 2024; and
•	an award of 450,000 performance shares, each representing a contingent right to receive one share of the Company’s common stock, 300,000 of which will vest upon the Company’s common stock achieving a specified price per share and the remaining 150,000 of which will be earned upon the Company’s common stock achieving a specified price per share and subject to vesting in twelve equal monthly installments from the date of issuance.

The foregoing description of the Amended Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Employment Agreement. A copy of the Amended Employment Agreement is expected to be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAZE HOLDINGS INC.

Date: June 23, 2023	By:	/s/ Lee Trink
		Name:	Lee Trink
		Title:	Chief Executive Officer

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